UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-37685

CUSIP Number: 70387R106

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

PAVmed Inc.
Full Name of Registrant

Former Name if Applicable

One Grand Central Place, Suite 4600
Address of Principal Executive Office (Street and Number)

New York, NY 10165
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PAVmed Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) could not be filed without unreasonable effort or expense by the date required because the Company’s initial public offering is in-process, expected to close in the near future and when completed, the Company will finalize disclosures within its Form 10-K.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Richard F. Fitzgerald	(212)	949-4319
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment at the end of this report.

PAVmed Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2016	By:	/s/ Richard F. Fitzgerald
Richard F. Fitzgerald Chief Financial Officer

PAVmed Inc.

Attachment 1 to Form 12b-25

(Unaudited)

The year ended December 31, 2015 is the Company’s first full calendar year of operation and operating results for the period from June 26, 2014 (inception) through December 31, 2014 comprise an operating period of approximately six months. Accordingly, such periods are not directly comparable. As such: formation and operational costs for the year ended December 31, 2015 are expected to increase to $1,287,273 compared to $263,239 for the period from June 26, 2014 (inception) to December 31, 2014; and research and development costs during the year ended December 31, 2015 are expected to increase by $478,182 from $11,145 during the period from June 26, 2014 (inception) through December 31, 2014 to approximately $489,327 during the year ended December 31, 2015; and net loss for the year ended December 31, 2015 is expected to be $1,776,600 compared with a net loss for the period from June 26, 2014 (inception) to December 31, 2014 of $274,384. The Company’s cash balance at December 31, 2015 is expected to reflect $767,268 as compared to $839,077 at December 31, 2014.